CUSIP No. 913377107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

UNIVERSAL AMERICAN CORP.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
913377107
(CUSIP Number)

Welsh, Carson, Anderson & Stowe IX, L.P.	Ropes & Gray LLP
Welsh, Carson, Anderson & Stowe X, L.P.	1211 Avenue of the Americas
WCAS IX Associates LLC	New York, NY 10036
WCAS X Associates LLC	Attn: Christopher W. Rile, Esq.
320 Park Avenue, Suite 2500	Tel: (212) 596-9000
New York, NY 10022
Attn: Jonathan M. Rather
Tel: (212) 893-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913377107

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Welsh, Carson, Anderson & Stowe IX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 913377107

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
WCAS IX Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0
14.	TYPE OF REPORTING PERSON		OO

* This page reflects beneficial ownership by WCAS IX Associates LLC in its capacity as the general partner of Welsh, Carson, Anderson & Stowe IX, L.P.

CUSIP No. 913377107

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Welsh, Carson, Anderson & Stowe X, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,999,200
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,999,200
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,999,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		9.2%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 913377107

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
WCAS X Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,999,200*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,999,200*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,999,200*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		9.2%
14.	TYPE OF REPORTING PERSON		OO

* This page reflects beneficial ownership by WCAS X Associates LLC in its capacity as the general partner of Welsh, Carson, Anderson & Stowe X, L.P.

CUSIP No. 913377107

AMENDMENT NO. 5 TO SCHEDULE 13D

Reference is hereby made to the Schedule 13D filed on October 1, 2007 by Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership (“WCAS IX”), WCAS IX Associates LLC, a Delaware limited liability company (“WCAS IX Associates”), Welsh, Carson, Anderson & Stowe X, L.P., a Delaware limited partnership (“WCAS X”) and WCAS X Associates LLC, a Delaware limited liability company (“WCAS X Associates”, together with WCAS IX, WCAS IX Associates and WCAS X, the “Reporting Persons”), with the Securities and Exchange Commission (the "Commission") with respect to the common stock, par value $.01 per share (the “Common Stock”), of Universal American Corp., a New York corporation (the “Company”), Amendment No. 1 thereto filed on March 12, 2008, Amendment No. 2 thereto filed on May 2, 2008, Amendment No. 3 thereto filed on December 15, 2008 and Amendment No. 4 thereto filed on October 9, 2009 (as so amended, the "Schedule 13D"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each of the Reporting Persons has entered into a Joint Filing Agreement, a copy of which was filed as Exhibit A to the Schedule 13D filed by the Reporting Persons on October 1, 2007, pursuant to which the Reporting Persons agreed that the Schedule 13D and all subsequent amendments thereto may be filed jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D filed by the Reporting Persons on October 1, 2007.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a)-(c) of Item 5 are hereby amended as follows:

WCAS IX and WCAS IX Associates own no shares of Common Stock.

WCAS X is the beneficial owner of 6,999,200 shares of Common Stock, which constitutes approximately 9.2% of the Company’s outstanding shares of Common Stock. WCAS X and WCAS X Associates may be deemed to have shared power to vote and shared power to dispose of such 6,999,200 shares of Common Stock.

Patrick J. Welsh directly beneficially owns 110,084 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Russell L. Carson directly beneficially owns 85,358 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Bruce K. Anderson directly beneficially owns 110,084 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Thomas E. McInerney directly beneficially owns 110,042 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

CUSIP No. 913377107

Robert A. Minicucci directly beneficially owns 110,192 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Anthony J. de Nicola directly beneficially owns 33,325 shares of Common Stock and indirectly beneficially owns 4,482 shares of Common Stock held by deNicola Holdings, L.P., or in the aggregate less than 0.1% of the Common Stock outstanding.

D. Scott Mackesy directly beneficially owns 2,121 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Sanjay Swani directly beneficially owns 2,711 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

John D. Clark directly beneficially owns 2,121 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Sean M. Traynor directly beneficially owns 12,981 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

John Almeida directly beneficially owns 12,981 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Jonathan M. Rather directly beneficially owns 16,863 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Thomas Scully directly beneficially owns 135,880 shares of Common Stock or less than 0.2% of the Common Stock outstanding.

Eric J. Lee directly beneficially owns 321 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

WCAS Management Corporation directly beneficially owns 15,737 shares of Common Stock (including 13,333 shares of Common Stock issuable upon the exercise of certain options granted to WCAS Management Corporation ), or less than 0.1% of the Common Stock outstanding.

The percentages in the foregoing paragraphs in this Item 5 are calculated based on a total of 76,398,175 shares of Common Stock outstanding as of October 27, 2009, as stated by the Company in its quarterly report on Form 10-Q for the period ended September 30, 2009 filed with the Commission on October 30, 2009.

As previously described in the Schedule 13D, the Reporting Persons may have been or may be deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Act) with certain other stockholders of the Company that are party to the Stockholders’ Agreement and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may have been or may be deemed to beneficially own shares of Common Stock owned by such persons, however this Schedule 13D reflects only the Common Stock beneficially owned by the

CUSIP No. 913377107

Reporting Persons, and each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by any of such persons and any of their respective affiliates, and nothing in the Schedule 13D and the amendments thereto shall be deemed to constitute an admission to the contrary.

On November 10, 2009, the Company repurchased 1,711,740 shares of Common Stock at a price of $9.75 for an aggregate amount of $16,689,465 from WCAS IX, under the Company's repurchase program. The Company is authorized to repurchase up to $175 million, but is not obligated to repurchase any specific number of shares under the program or to make repurchases at any specific time or price. After taking such repurchase from WCAS IX into effect, as of the close of trading on November 10, 2009, the Company has repurchased 12,938,017 shares, for an aggregate amount of $126,939,819 under such program. The information in this paragraph was reported by the Company in its Report on Form 8-K filed with the Commission on November 12, 2009.

CUSIP No. 913377107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 13, 2009

WELSH, CARSON, ANDERSON & STOWE IX, L.P.

By: WCAS IX Associates LLC, General Partner

By: /s/ Jonathan M. Rather
Managing Member

WCAS IX Associates LLC

By: /s/ Jonathan M. Rather
Managing Member

WELSH, CARSON, ANDERSON & STOWE X, L.P.

By: WCAS X Associates LLC, General Partner

By: /s/ Jonathan M. Rather
Managing Member

WCAS X Associates LLC

By: /s/ Jonathan M. Rather
Managing Member